Nuveen All Cap Energy MLP Opportunities Fund

333 West Wacker Drive

Chicago, Illinois 60606

July 13, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Nuveen All Cap Energy MLP Opportunities Fund (the “Registrant”)
Registration Statement on Form N-2 (File Nos. 333-212322 and 811-2277)

Ladies and Gentlemen,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment is hereby added following the calculation of the registration fee on the Facing Page of the above-referenced Registration Statement, as filed with the Securities and Exchange Commission on June 30, 2016:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

The delaying amendment was inadvertently omitted from the filing of the Registration Statement.

Should you have any questions or require additional information, please do not hesitate to contact Kathleen Macpeak of Morgan, Lewis & Bockius, LLP, external counsel to the Registrant, at (202) 373-6149.

Sincerely,

/s/ Gifford R. Zimmerman

Gifford R. Zimmerman, Chief Administrative Officer